RECEIVED

2006 JUL 27 P 2:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

29 June 2006

06015530

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Stop 3-2
450 Fifth Street N.W.
Washington D.C. 20549

SUPPL

Dear Sirs United Overseas Land Ltd

RULE 12g3-2(b) No. : 82-2180
- ANNOUNCEMENT

We enclose the Announcement released on 29 June 2006 for your information.

Kindly acknowledge receipt on the duplicate of this letter.

Yours faithfully
for UOL GROUP LIMITED

Foo Thiam Fong Wellington
Company Secretary

PROCESSED
JUL 31 2006
THOMSON
FINANCIAL

enc.

cc: Mr Dennis Chung, The Bank of New York (Fax No. : 012-1-212-571 3050)

K:\4gracewong\letter\MEDIA\UOL announcement-HNL(29.6.06).doc
UOL/3.2.3/(YSS/JK/pc/nur)

dlw 7/27

华业集团有限公司
UOL Group Limited
Company Registration No. 196300438C
101 Thomson Road #33-00 United Square Singapore 307591
Tel: (65) 6255 0233 Fax: (65) 6252 9822

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	UOL GROUP LIMITED
Company Registration No.	196300438C
Announcement submitted on behalf of	UOL GROUP LIMITED
Announcement is submitted with respect to *	UOL GROUP LIMITED
Announcement is submitted by *	Foo Thiam Fong Wellington
Designation *	Company Secretary
Date & Time of Broadcast	29-Jun-2006 12:14:52
Announcement No.	00014

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	MANDATORY UNCONDITIONAL CASH OFFER FOR HOTEL NEGARA LIMITED PUBLIC DISCLOSURE OF DEALINGS
Description	
Attachments:	UOL290606-HNL.pdf Total size = **21K** (2048K size limit recommended)

Close Window

UOL GROUP LIMITED Company Registration No. 196300438C

MANDATORY UNCONDITIONAL CASH OFFER FOR HOTEL NEGARA LIMITED
PUBLIC DISCLOSURE OF DEALINGS

The Board of Directors of UOL Group Limited ("**UOL**" or the "**Offeror**") refers to the announcement dated 24 June 2006 made by UOB Asia Limited (the "**Offer Announcement**") for and on behalf of the Offeror in relation to the Offeror's intention to make a mandatory unconditional cash offer (the "**Offer**") for Hotel Negara Limited ("**HNL**").

Pursuant to Rule 12.1 of the Singapore Code on Take-overs and Mergers, UOL wishes to report the following dealings in the ordinary shares in the capital of HNL ("**HNL Shares**") on 26 June 2006 and 27 June 2006.

Dates of disposal	:	26 June 2006 and 27 June 2006
Name of associate of UOL	:	Low Keng Boon (Director of Low Keng Huat (Singapore) Ltd, a company whose associated companies include certain associated companies and subsidiaries of UOL)
Number of Shares disposed	:	6,000 HNL Shares on 26 June 2006 and 4,000 HNL Shares on 27 June 2006
% of issued capital of HNL	:	Approximately 0.03% and 0.02% respectively
Price paid per HNL Share (excluding brokerage, GST, stamp duties, clearing fee)	:	S$6.40 for each dealing
Resultant total number of HNL Shares owned or controlled	:	25,000
Resultant total % of issued capital of HNL (1)	:	Approximately 0.12%

Note:
(1) Based on total number of issued HNL Shares of 20,875,937.

The Board of Directors of UOL (including those who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, the Offer Announcement), the sole responsibility of the Directors of UOL has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement.

BY ORDER OF THE BOARD

Foo Thiam Fong Wellington
COMPANY SECRETARY
29 June 2006